Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 financial results on May 8, 2018

Materials for Annual and Special Meeting of Shareholders now available

Toronto, Ontario, April 5, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) plans to release its financial statements and operating results for the first quarter of 2018 on Tuesday, May 8, 2018, after market close. On Wednesday, May 9, 2018 at 7:45 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (866) 393-4306; Conference ID: 4370519

Outside of Canada & US – +1 (734) 385-2616; Conference ID: 4370519

Replay (available up to 14 days after the call):

Canada & US toll-free – (855) 859-2056; Conference ID: 4370519

Outside of Canada & US – +1 (404) 537-3406; Conference ID: 4370519

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ Annual and Special Meeting of Shareholders will also be held on Wednesday, May 9, 2018 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the meeting will be available at www.kinross.com and will also be archived for later access.

The 2017 Annual Report, Management Information Circular, Annual Information Form (AIF) and Form 40-F have also been filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Shareholders may also receive a copy of Kinross’ audited financial statements without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5 or to info@kinross.com.

To access Kinross’ 2017 Annual Report, click here: http://2017annualreport.kinross.com/

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com